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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTA VISTA FINANCIAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Vista Financial, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELIZABETH M. LAISTER
COMM. # 1710273
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. DEC. 11, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.

June 30, 2007

PKF

Alta Vista Financial, Inc.
Year Ended June 30, 2007

TABLE OF CONTENTS



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Alta Vista Financial, Inc. as of June 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Alta Vista Financial, Inc. as of June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

PKF

San Diego, California
August 15, 2007

PKF
Certified Public Accountants
A Professional Corporation

Alta Vista Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

Cash	$	700,278
Related party accounts receivable		44,428
Accounts receivable - other broker dealers		1,500
Employee advances		35,000
Deferred tax assets		18,912
Other assets		2,445
Total assets	$	802,563

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	49,228
Accrued liabilities		423,819
Total liabilities		473,047
Stockholders' equity:		
Common stock		1,000
Additional paid in capital		200,000
Retained earnings		128,516
Total stockholders' equity		329,516
Total liabilities and stockholders' equity	$	802,563

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alta Vista Financial, Inc. (the "Company"), was incorporated in California on June 2, 2004 and began operations January 1, 2006. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Industry.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions located in California and Texas. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2007, the Company's uninsured cash balances approximated $600,278. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable.

Revenue Recognition

Underwriting fee income and related expenses are recorded upon the closing of a security offering in which the Company acts as underwriter. Other brokerage fees are recorded at the time of closing of transactions for services performed as investment bankers on municipal offerings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2007, the Company had net capital, as defined, of $227,231, which is $127,231 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 2.08 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3- INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from tax limitations on deductions of Charitable Contributions.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax asset:		
Contribution carryforward	$	8,587
State taxes		10,325
Net total deferred tax asset		18,912
Valuation allowance deferred tax asset		-
Net deferred tax assets	$	18,912

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2007 as a result of non deductible meal and entertainment expenses and the surtax exemption.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of June 30, 2007 $44,428 is recorded as related party accounts receivable.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is committed under an operating lease for its corporate office facilities that expires in May 2014. The rent increases 4% each year. Minimum future rentals under this lease for the years ended June 30, are as follows:

2008	$	21,465
2009		21,465
2010		21,465
2011		21,465
Thereafter		62,608
	$	148,468

Rental expense for the year ended June 30, 2007 totaled $8,999.

SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15C3-1
June 30, 2007

NET CAPITAL		
Total stockholders' equity	$	329,516
Subordinated liabilities		-
		329,516
Deductions:		
Accounts receivable and other		102,285
Total deductions		102,285
Net capital before haircuts on securities positions		227,231
Haircuts on securities		-
Net capital		227,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6.66 % of aggregate indebtedness or $100,000, whichever is greater)		100,000
EXCESS NET CAPITAL	$	127,231
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets		473,047
Total aggregate indebtedness	$	473,047
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.08 to 1

Alta Vista Financial, Inc.
SCHEDULE II
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE RESPONDENT AS
FILED IN PART II OF FORM X-17A-5
June 30, 2007

AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported by Respondent in Part II of Form X-17A-5 as of June 30, 2007 (Unaudited)	$	473,047
Adjustments		-
Total as computed on Schedule I	$	473,047
NET CAPITAL		
Net capital as reported by Respondent in Part II of Form X-17A-5 as of June 30, 2007 (Unaudited)	$	227,231
Audit adjustments		-
Total as computed on Schedule I	$	227,231

Alta Vista Financial, Inc.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
June 30, 2007

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors' on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

In planning and performing our audit of the financial statements of Alta Vista Financial, Inc. (the "Company") for the year ended June 30, 2007, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended June 30, 2007) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of June 30, 2007, and this report does not affect our report thereon dated August 15, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

At June 30, 2007, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended June 30, 2007.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.



San Diego, California
August 15, 2007

PKF
Certified Public Accountants
A Professional Corporation

END